Exhibit 99.1

J.P.Morgan

Date: April 21, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir/ Madam,

Re: Voluntary open offer pursuant to Regulation 6 of the SEBI (SAST) Regulations (as defined below) for the acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares (as defined below) representing 17.51% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the Public Shareholders (as defined below) of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Open Offer”).

With regards to the captioned Voluntary Open Offer under Regulation 6 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”), the Acquirer, together with the PACs had (i) made a Public Announcement for the Voluntary Open Offer dated January 9, 2021 (“Public Announcement”), which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 9, 2021, and a copy of the Public Announcement was also filed with the SEBI and sent to the Target Company on January 9, 2021, (ii) made a Corrigendum to the Public Announcement dated January 14, 2020 which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 14, 2021, and a copy of the Corrigendum to the Public Announcement was also filed with the SEBI and sent to the Target Company on January 14, 2021, (iii) made a Detailed Public Statement for the Voluntary Open Offer dated January 14, 2021 (“DPS”), which was published in the newspapers on January 15, 2021 in accordance with Regulation 14 (3) of the Takeover Regulations and a copy of the DPS was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on January 15, 2021, (iv) filed the Draft Letter of Offer dated January 19, 2021 (“DLOF”) with SEBI on January 19, 2021 and was duly disclosed / sent to BSE, NSE and the Target Company on January 19, 2021 and (v) made a Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated February 17, 2021 which was published on February 18, 2021 in the same newspapers in which the DPS was published and copy was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on February 18, 2021. The Acquirer and PACs had made an Announcement cum Corrigendum to Public Announcement, Detailed Public Statement and the Draft Letter of Offer dated March 16, 2021 which was published the next day on March 17, 2021 in the same newspapers in which the DPS was published. Further, the Acquirer and the PACs had made the Letter of Offer, along with the Form of Acceptance cum Acknowledgement (“LOF”) dated March 16, 2021, published on March 17, 2021 and a copy of the LOF was disclosed to BSE, NSE, SEBI and the Target Company on March 17, 2021. Further, the opening offer public advertisement dated March 20, 2021 (“Offer Opening Advertisement”) was published on March 22, 2021 in all editions of Financial Express (English), Mumbai edition of The Free Press Journal (English), all editions of Jansatta (Hindi), all editions of The Economic Times (English), all editions of the Business Standard (English) and the Mumbai edition of Navshakti (Marathi) and a copy of the Offer Opening Advertisement the same was disclosed to BSE, NSE, SEBI and the Target Company on March 22, 2021.

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

J.P.Morgan

Further to the above please find enclosed a copy of the post offer advertisement dated April 20, 2021 which has been published today i.e. April 21, 2021 in the following newspapers:

Newspaper	Language	Editions
Financial Express	English	All editions
The Free Press Journal	English	Mumbai
Navshakti	Marathi	Mumbai
Jansatta	Hindi	All editions

Request you to upload the same on your websites.

Terms not defined herein shall have the meaning ascribed to them under the LOF.

Thank you.

Yours sincerely,

For J.P. Morgan India Private Limited

/s/ Nitin Maheshwari

Authorised Signatory

Name: Nitin Maheshwari

Designation: Managing Director

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POST OFFER ADVERTISEMENT UNDER REGULATION 18(12) OF THE SECURITIES AND EXCHANGE

BOARD OF INDIA (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 2011,

AS AMENDED, FOR THE ATTENTION OF THE PUBLIC SHAREHOLDERS OF

VEDANTA LIMITED

REGISTERED OFFICE: 1ST FLOOR, ‘C’ WING, UNIT 103, CORPORATE AVENUE, ATUL PROJECTS,

CHAKALA, ANDHERI (EAST), MUMBAI, MAHARASHTRA, 400093

TEL NO.: +91 22 66434500; FAX NO.: +91 22 66434530

VOLUNTARY OPEN OFFER FOR ACQUISITION OF UP TO 651,000,000 (SIX HUNDRED FIFTY ONE MILLION) EQUITY SHARES, REPRESENTING 17.51% OF THE VOTING SHARE CAPITAL OF VEDANTA LIMITED (“TARGET COMPANY”) AT A PRICE OF INR 235 (INDIAN RUPEES TWO HUNDRED THIRTY FIVE ONLY) PER EQUITY SHARE FROM THE PUBLIC SHAREHOLDERS BY VEDANTA RESOURCES LIMITED (“ACQUIRER”) TOGETHER WITH TWIN STAR HOLDINGS LIMITED (“PAC 1”), VEDANTA HOLDINGS MAURITIUS LIMITED (“PAC 2”) AND VEDANTA HOLDINGS MAURITIUS II LIMITED (“PAC 3” TOGETHER WITH PAC 1 AND PAC 2 TO BE REFERRED AS “PACS”), IN THEIR CAPACITY AS THE PERSONS ACTING IN CONCERT WITH THE ACQUIRER (“OFFER”/ “OPEN OFFER”).

This post offer advertisement (“Post Offer Advertisement”) is being issued by J.P. Morgan India Private Limited, the manager to the Open Offer (“Manager to the Offer” or “Manager”), for and on behalf of the Acquirer and the PACs in respect of the Open Offer to the Public Shareholders pursuant to and in compliance with Regulation 18(12) and other applicable provisions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”). This Post Offer Advertisement should be read in continuation of, and in conjunction with the public announcement dated January 09, 2021 in relation to the Offer (“PA”), corrigendum to the public announcement dated January 14, 2021, detailed public statement which was published on January 15, 2021 in Financial Express (English, All editions except in Ahmedabad, Kochi, Hyderabad and Chennai editions on account of holiday which were published on January 16, 2021), The Free Press Journal (English, Mumbai Edition), Navshakti (Marathi, Mumbai Edition) and Jansatta (Hindi, All Editions) (“DPS”), the draft letter of offer filed with the Securities and Exchange Board of India (“SEBI”) on January 19, 2021 (“DLOF”), the corrigendum to DPS and DLOF which was published on February 18, 2021 in the same newspapers as the DPS, the Letter of Offer dated March 16, 2021 along with Form of Acceptance cum Acknowledgement (“LOF”), the announcement cum corrigendum to PA, DPS and DLOF which was published on March 17, 2021 in the same newspapers as the DPS and in the Economic Times (English, All editions) and Business Standard (English, All editions) and the offer opening public announcement published on March 22, 2021 in same newspapers in which the DPS was published and in the Economic Times (English, All editions) and Business Standard (English, All editions). This Post Offer Advertisement is being published in same newspapers in which the DPS was published.

Capitalised terms used but not defined in this Post Offer Advertisement shall have the meaning assigned to such terms in the LOF.

1	Name of the Target Company:	Vedanta Limited
2	Name of the Acquirer and the PAC:	Vedanta Resources Limited (Acquirer); Twin Star Holdings Limited (PAC 1); Vedanta Holdings Mauritius Limited (PAC 2); and Vedanta Holdings Mauritius II Limited (PAC 3)
3	Name of the Manager to the Offer:	J.P. Morgan India Private Limited
4	Name of the Registrar to the Offer:	KFin Technologies Private Limited
5	Offer Details:
	a. Date of Opening of the Offer:	Tuesday, March 23, 2021
	b. Date of Closure of the Offer:	Wednesday, April 07, 2021
6	Date of Payment of Consideration:	Friday, April 16, 2021
7	Details of Acquisition:

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Sl. No	Particulars	Proposed in offer Document		Actuals
7.1	Offer Price (per Equity Share)	INR 235		INR 235
7.2	Aggregate number of Equity Shares tendered in the Offer	651,000,000(1)		374,231,161
7.3	Aggregate number of Equity Shares accepted in the Offer	651,000,000(1)		374,231,161
7.4	Size of the Offer (Number of Equity Shares multiplied by Offer Price)	INR 152,985,000,000(1)		INR 87,944,322,835
7.5	Shareholding of the Acquirer and the PACs before agreements/public announcement • Number • % of fully diluted voting share capital	Acquirer: Nil (0%)(2) PAC 1: 1,379,377,457 (37.11%) PAC 2: Nil (0%) PAC 3: 185,000,000 (4.98%) Total: 1,564,377,457 (42.09%)(3)		Acquirer: Nil (0%)(2) PAC 1: 1,379,377,457 (37.11%) PAC 2: Nil (0%) PAC 3: 185,000,000 (4.98%) Total: 1,564,377,457 (42.09%)(3)
7.6	Equity Shares acquired by way of agreements • Number • % of fully diluted voting share capital	Not Applicable Not Applicable		Not Applicable Not Applicable
7.7	Equity Shares acquired by way of Open Offer • Number • % of fully diluted voting share capital	651,000,000(1) (17.51%)(1)		374,231,161 (10.07%)
7.8	Equity Shares acquired after Detailed Public Statement • Number of Equity Shares acquired • Price of the Equity Shares acquired • % of fully diluted voting share capital	Nil Not Applicable (0.00%)		Nil Not Applicable (0.00%)
7.9	Post Offer shareholding of the Acquirer and the PACs • Number • % of fully diluted voting share capital	2,215,377,457 (59.60%)(1)(3)(4)		Acquirer: Nil (0%) PAC 1: 1,620,820,572 (43.60%) PAC 2: 107,342,705 (2.89%) PAC 3: 210,445,341 (5.66%) Total: 1,938,608,618 (52.15%)(5)
7.10	Pre & Post offer shareholding of the Public • Number • % of fully diluted voting share capital	Pre-Offer(6)	Post-Offer(1)	Pre-Offer(6)	Post-Offer
		1,668,577,851 (44.88%)	1,017,577,851 (27.37%)	1,668,577,851 (44.88%)	1,294,346,690 (34.82%)

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(1)	Assuming full acceptance in the Offer
(2)

The Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

(3)	Assuming full acceptance in the Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,699,618,788 Equity Shares representing 72.63% of the Voting Share Capital.
(4)	As disclosed in the LOF, the Offer Shares were to be acquired by the Acquirer and/ or any one or more PACs.
(5)	The Acquirer, PACs and other members of the Promoter Group collectively hold 2,422,849,949 Equity Shares representing 65.18% of the Voting Share Capital.
(6)	Based on the shareholding pattern of the Target Company as on March 08, 2021.
(7)

3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice. It is clarified that the shareholding data in this Post Offer Advertisement is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

8	Other information

8.1

The Acquirer, the PACs, and their respective directors, in their capacity as directors, accept full responsibility for the information contained in this Post Offer Advertisement and shall be jointly and severally responsible for the fulfillment of obligations under the SEBI (SAST) Regulations in respect of the Open Offer.

8.2

A copy of this Post Offer Advertisement is expected to be available on the websites of SEBI (www.sebi.gov.in), BSE (www.bseindia.com), NSE (www.nseindia.com) and at the registered office of the Target Company.

Issued on behalf of the Acquirer and the PACs by the Manager to the Offer

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098

Tel: +91 22 6157 3000

Fax: +91 22 6157 3911

Contact person: Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

Registrar to the Offer

KFin Technologies Private Limited (formerly known as Karvy Fintech Private Limited)

Selenium Building, Tower-B, Plot No 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032, Telangana

Tel.: +91 40 6716 2222/ 1-800-34-54001

Fax: +91 40 2343 1551

Contact person: Mr. Murali Krishna

Email: Vdl.voluntaryopenoffer@kfintech.com

SEBI registration no.: INR000000221

Validity period: Permanent

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For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta Resources Limited Sd/- Authorised Signatory Place: London Date: April 20, 2021	For and on behalf of Twin Star Holdings Limited Sd/- Authorised Signatory Place: Mauritius Date: April 20, 2021

For and on behalf of Vedanta Holdings Mauritius Limited Sd/- Authorised Signatory Place: Mauritius Date: April 20, 2021	For and on behalf of Vedanta Holdings Mauritius II Limited Sd/- Authorised Signatory Place: Mauritius Date: April 20, 2021

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